

SECL   08026351   /IISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 066742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Anovest Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3225 Shallowford Road, Suite 220

(No. and Street)

Marietta   **GA**   **30062**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC

(Name – if individual, state last, first, middle name)

2120 Powers Ferry Road, Suite 350   **Atlanta**   **Georgia**   **30339**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Athanasios N. Bafas__ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Anovest Financial Services, Inc.__ , as

of __December 31__ ,__2007__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

01-11-08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

ANOVEST FINANCIAL SERVICES, INC.
Financial Statements
For the Year Ended
December 31, 2007
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Anovest Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Anovest Financial Services, Inc., as of December 31, 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standard generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anovest Financial Services, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/Rubio CPA, PC/

RUBIO CPA, PC

February 6, 2008
Atlanta, Georgia

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	26,749
Receivable from broker-dealers and mutual funds		20,956
Deposit with clearing broker (Note H)		15,000
Other assets		6,005
Total assets	$	68,710

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	10,330
Accrued and withheld payroll taxes	7,152
Retirement plan contribution (Note G)	21,960
Total liabilities	39,442

STOCKHOLDERS' EQUITY

Common stock, $1 par value, 500 shares authorized, issued and outstanding	500
Additional paid-in capital	35,630
Retained earnings (deficit)	(6,862)
Total stockholders' equity	29,268
Total liabilities and stockholders' equity	$ 68,710

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2007

REVENUES		
Commissions	$	514,046
Interest		630
Other		70,220
		584,896
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits		359,747
Clearing costs		74,927
Occupancy		17,094
Other operating expenses		133,698
		585,466
LOSS BEFORE INCOME TAXES		(570)
INCOME TAXES (Note D)		-
NET LOSS	$	(570)

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(570)
Noncash items included in net income:		
Occupancy cost provided by stockholders		9,750
Decrease in due from broker-dealers and mutual funds		6,412
Decrease in other assets		4,245
Decrease in payables and accrued expenses		(21,107)
Increase in accrued retirement plan contribution		21,960
Decrease in deposit with clearing broker		18
NET CASH PROVIDED BY OPERATING ACTIVITIES		20,708
NET INCREASE IN CASH AND CASH EQUIVALENTS		20,708
CASH AND CASH EQUIVALENTS:		
Beginning of year		6,041
End of year	$	26,749
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Increase in paid-in capital from contributions of of use of office facilities	$	9,750

The accompanying notes are an integral part of these financial statements.

ANOVEST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2007

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2006	$ 600	$ 25,780	$ (6,292)	$ 20,088
Cancellation of 100 shares	(100)	100		-
Paid-in capital from contribution of use of office facilities		9,750		9,750
Net income (loss)			(570)	(570)
Balance, December 31, 2007	$ 500	$ 35,630	$ (6,862)	$ 29,268

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia in June 2004. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of publicly traded securities. Most of the Company's customers are located in Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to its loss carryforward and the use of the cash basis accounting for income tax purposes.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial position.

NOTE B – LEASE COMMITMENT

Operating leases: The Company occupies office premises owned by its stockholders (See Note G). In addition, the Company leases a vehicle from a stockholder under an operating lease that expires December 2009. The Company's commitment under the vehicle lease is approximately the following:

2008	$ 20,000
2009	20,000
	$ 40,000

Rent expense for the year ended December 31, 2007 under the related party premises and vehicle leases was approximately $30,000.

NOTE C – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $22,963 which was $17,963 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 1.7 to 1.0.

NOTE D – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$	1,400
Deferred income taxes (benefit)		(1,400)
Income tax expense (benefit)	$	-

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at December 31, 2007 relate primarily to a net operating loss carryforward and use of the cash basis of accounting for income tax reporting.

Significant components of deferred tax assets are as follows:

Deferred tax assets:		
Cash basis tax accounting	$	3,000
Net operating losses		2,000
		5,000
Deferred tax valuation allowance		(5,000)
Net deferred tax asset	$	-

The Company has recorded a valuation allowance for the deferred tax asset at December 31, 2007, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2026.

The Company utilized approximately $7,000 of net operating loss carryforwards during 2007. The Company has a net operating loss carryforward that may be used to reduce taxable income arising in future years of approximately $26,000 that begins to expire in 2026.

ANOVEST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE E – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2007.

NOTE G – RELATED PARTIES

The Company has an expense sharing agreement with its stockholders. Under the terms of the agreement, the Company occupies office space and utilizes furnishings and equipment owned by the stockholders. To recognize the value of the premises provided, the Company is to pay the stockholders $813 monthly. During 2007, the stockholders waived the required payments and the value of the payments was charged to rent expense and credited to paid-in capital.

In addition, the Company leases a vehicle from a stockholder under an operating lease (See Note B).

NOTE H – RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k), salary reduction plan feature, covering substantially all full-time employees. Company contributions are discretionary and employer contributions accrued and expensed for 2007 were $21,960.

NOTE I – CLEARING BROKER-DEALER

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement with Sterne, Agee & Leach, Inc. requires a deposit with the clearing firm of $15,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit within 30 days following termination of the fully disclosed correspondent/clearing agreement.

SUPPLEMENTAL INFORMATION

SCHEDULE I
ANOVEST FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2007

NET CAPITAL:

Total stockholders' equity	$ 29,268
Less non-allowable assets:	
Other assets	(6,005)
	(6,005)
Net capital before haircuts	23,263
Less haircuts:	
Money market assets	(300)
Total haircuts	(300)
Net capital	22,963
Less required capital	(5,000)
Excess net capital	$ 17,963
Aggregate indebtedness	$ 39,442
Ratio of aggregate indebtedness to net capital	1.7 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007.

Net capital as reported in FOCUS Report, Part IIA	$	22,539
Audit adjustments:		
To reverse accrued income taxes		425
Unlocated		(1)
Net capital as reported above	$	22,963

ANOVEST FINANCIAL SERVICES, INC.

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

ANOVEST FINANCIAL SERVICES, INC.

SCHEDULE IV

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

The Company has no liabilities subordinated to claims and general creditors.

RÚBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Board of Directors
Anovest Financial Services, Inc.

In planning and performing our audit of the financial statements of Anovest Financial Services, Inc. for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Anovest Financial Services, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 6, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

END